1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

July 9, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-187805; 814-00967

Ladies and Gentlemen:

WhiteHorse Finance, Inc., a Delaware corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form N-2 (File Number 333-187805) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comment raised by the staff of the Commission (the “Staff”) pursuant to recent telephone conversations between Edward P. Bartz of the Staff and Thomas J. Friedmann and Anne M. Laughlin of Dechert LLP, outside counsel to the Fund. For your convenience, the Staff’s comment is included in this letter, and the comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Amendment No. 2, as filed and marked to show the changes from Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

PROSPECTUS

Cover Page

1. We understand that the Notes will rank senior in right of payment to the Unsecured Term Loan, which, by its terms, is expressly subordinated to the Notes. Please revise the Cover Page of the prospectus to include the same disclosure that appears in the fifth bullet point under the heading “Risk Factors” in the Prospectus Summary section of the prospectus.

United States Securities and Exchange Commission July 9, 2013 Page 2

Response:

As requested, the Fund has revised the Cover Page of the prospectus to include the same disclosure that appears in the fifth bullet point under the heading “Risk Factors” in the Prospectus Summary section of the prospectus. The Fund has also added disclosure throughout the prospectus describing the subordination of the Unsecured Term Loan in right of payment to the Notes.

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The Fund hereby acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Anne M. Laughlin at 202.261.3376 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Cc:	Jay Carvell, WhiteHorse Finance, Inc.

David J. Harris, Dechert LLP